787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 13, 2017

VIA EDGAR

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AQR Funds
Securities Act File No. 333-153445
Investment Company Act File No. 811-22235

Dear Ms. Brutlag:

AQR Funds (the “Registrant”) filed Post-Effective Amendment No. 111 (the “Amendment”) to its Registration Statement on October 6, 2017 on behalf of AQR Core Plus Bond Fund and AQR High Yield Bond Fund (the “Funds”), each a series of the Trust, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended. In a telephone conversation with the undersigned on Tuesday, November 21, 2017, providing comments by the Staff with respect to the Amendment, you asked that the Funds provide the Staff, supplementally as correspondence, a copy of the completed “Fee tables” and “Examples” and accompanying footnotes that are expected to be included in the Funds’ prospectus. Accordingly, on behalf of the Registrant, please find attached pages from the current draft of the Funds’ prospectus, which contain the requested information.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

Enclosures

cc:	Brendan R. Kalb, Esq.
Nicole DonVito, Esq.
John Hadermayer, Esq.
Rose F. DiMartino, Esq.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

AQR Core Plus Bond Fund

Fund Summary — December 20, 2017

Investment Objective

The AQR Core Plus Bond Fund (the “Fund”) seeks total return.

Total return consists of capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N

Management Fee	0.32%	0.32%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]	0.25%	0.25%
Acquired Fund Fees and Expenses[1]	0.03%	0.03%

Total Annual Fund Operating Expenses	0.60%	0.85%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.10%	0.10%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	0.50%	0.75%

1.	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

2.

The Adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses) at no more than 0.47% for Class I Shares and 0.72% for Class N Shares (the “Fee Waiver Agreement”). This arrangement will continue at least through January 28, 2019. The Fee Waiver Agreement may only be terminated with the consent of the Board of Trustees, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of the 1940 Act. Under the Fee Waiver Agreement, the Adviser is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the end of the month during which the Adviser waived fees or reimbursed expenses. In no case will the Adviser recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2019, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class I Shares	$51	$181
Class N Shares	$77	$260

AQR Core Plus Bond Fund

Fund Summary — December 20, 2017

Investment Objective

The AQR Core Plus Bond Fund (the “Fund”) seeks total return.

Total return consists of capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6

Management Fee	0.32%
Distribution (12b-1) Fee	None
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.03%

Total Annual Fund Operating Expenses	0.50%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.10%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	0.40%

1.	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

2.

The Adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses) at no more than 0.37% for Class R6 Shares (the “Fee Waiver Agreement”). This arrangement will continue at least through January 28, 2019. The Fee Waiver Agreement may only be terminated with the consent of the Board of Trustees, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of the 1940 Act. Under the Fee Waiver Agreement, the Adviser is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the end of the month during which the Adviser waived fees or reimbursed expenses. In no case will the Adviser recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2019, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class R6 Shares	$41	$149

AQR High Yield Bond Fund

Fund Summary — December 20, 2017

Investment Objective

The AQR High Yield Bond Fund (the “Fund”) seeks total return.

Total return consists of capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N

Management Fee	0.55%	0.55%
Distribution (12b-1) Fee	None	0.25%
Other Expenses[1]	0.24%	0.24%
Acquired Fund Fees and Expenses[1]	0.03%	0.03%

Total Annual Fund Operating Expenses	0.82%	1.07%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.09%	0.09%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	0.73%	0.98%

1.	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

2.

The Adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses) at no more than 0.70% for Class I Shares and 0.95% for Class N Shares (the “Fee Waiver Agreement”). This arrangement will continue at least through January 28, 2019. The Fee Waiver Agreement may only be terminated with the consent of the Board of Trustees, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of the 1940 Act. Under the Fee Waiver Agreement, the Adviser is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the end of the month during which the Adviser waived fees or reimbursed expenses. In no case will the Adviser recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2019, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class I Shares	$75	$252
Class N Shares	$100	$330

AQR High Yield Bond Fund

Fund Summary — December 20, 2017

Investment Objective

The AQR High Yield Bond Fund (the “Fund”) seeks total return.

Total return consists of capital appreciation and income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6

Management Fee	0.55%
Distribution (12b-1) Fee	None
Other Expenses[1]	0.14%
Acquired Fund Fees and Expenses[1]	0.03%

Total Annual Fund Operating Expenses	0.72%
Less: Fee Waivers and/or Expense Reimbursements[2]	0.09%

Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	0.63%

1.	Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations as of the date of this prospectus.

2.

The Adviser has contractually agreed to waive its management fee and/or to reimburse expenses of the Fund to the extent necessary to maintain the total annual fund operating expenses (excluding interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses) at no more than 0.60% for Class R6 Shares (the “Fee Waiver Agreement”). This arrangement will continue at least through January 28, 2019. The Fee Waiver Agreement may only be terminated with the consent of the Board of Trustees, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of the 1940 Act. Under the Fee Waiver Agreement, the Adviser is entitled to recapture the fees waived and/or expenses reimbursed, only to the extent that the recapture can be made during the thirty-six months following the end of the month during which the Adviser waived fees or reimbursed expenses. In no case will the Adviser recapture any amount that would cause the aggregate operating expenses of the Fund attributable to a share class during a year in which a repayment is made to exceed the lesser of (i) the applicable limits in effect at the time of the waiver and/or reimbursement, or (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and takes into account the effect of the Fee Waiver Agreement through January 28, 2019, as discussed in Footnote No. 2 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class R6 Shares	$64	$220